FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporation Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2012 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2011 (Form 20F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE END OF 2011

•	Quebecor Media’s sales increased by $73.5 million (7.4%) to $1.06 billion in the first quarter of 2012, mainly because of 10.7% revenue growth in the Telecommunications segment.

•

Quebecor Media’s operating income increased by $33.2 million (11.4%) to $324.2 million, reflecting the performance of the Telecommunications segment, which realized a $48.5 million (19.1%) increase in operating income.

Telecommunications

•

In the first quarter of 2012, Videotron Ltd. (“Videotron”) recorded revenue increases from Internet access services ($23.0 million or 13.7%), cable television service ($22.4 million or 9.1%), mobile telephony service ($16.9 million or 81.6%), and cable telephony service ($4.4 million or 4.1%).

•	Net increase of 29,900 revenue-generating units[1] in the first quarter of 2012, compared with an increase of 52,600 units in the same quarter of 2011.

•

On March 27, 2012, illico TV new generation was launched, offering subscribers to Videotron’s digital service an entirely new interface for accessing video on demand, managing recordings, customizing the program guide, and using online services. illico TV new generation features innovative functions that meet consumers’ needs, with entirely redesigned ergonomics that deliver a smoother and more intuitive navigation experience. The service has been available in the Québec City, Saguenay – Lac-St-Jean and Rivière-du-Loup areas since April 4, 2012, and will be gradually rolled out to other regions between now and the end of summer 2012.

News Media

•

In the first quarter of 2012, Quebecor MediaPages™ launched the videotron.smartfind.ca and videotron.trouvetout.ca search engines, a new platform that supports consumer searches for local merchants. Only a few months after launch, a large number of Québec businesses have already registered for the search engine.

•

On April 19, 2012, Quebecor Media Network Inc. (“Quebecor Media Network”) announced an exclusive agreement to distribute the Sears Canada Inc. (“Sears Canada”) national flyer in the Le Sac Plus door-knob bag. Under the agreement, Quebecor Media Network will distribute more than 100 million pieces of promotional literature across Québec per year for Sears Canada. The flyers will be supported by a multiplatform media campaign developed by Quebecor Media and carried by all its media properties, another example of the News Media segment’s complementary multiproduct offerings.

[1]	Revenue-generating units are the sum of cable television, Internet access and cable telephony service subscriptions, plus subscriber connections to the mobile telephony service.

•

On March 14, 2012, Sun Media Corporation announced the launch of four new community weeklies in Ottawa, Windsor, Kitchener-Waterloo and Guelph. The new publications will reach more than 400,000 Ontario households.

•

According to the NADbank 2011 survey of the readership of major Canadian dailies, Le Journal de Montréal has a weekly readership of 1,163,800, which is 343,700 more than its closest competitor. Le Journal de Québec reaches 369,000 readers per week, an increase of 33,100 (9.9%) compared with 2010. The free daily 24 heures increased its readership by 82,400 or 14.9% compared with the previous year (source: NADbank 2010 and 2011, Montréal CMA).

Other highlights

•

The 2012 edition of Star Académie was another resounding television and commercial success that had positive ripple effects across Quebecor Media’s properties and provided new opportunities for sharing value-added content. The weekly gala and the daily show broadcast on TVA Network were seen by an average of 2.2 million and 1.4 million viewers respectively. The Star Académie 2012 CD, released on March 6, 2012, sold more than 125,000 copies and was number one on the Canadian French-language charts and the Québec charts (source: Nielsen SoundScan).

•	On March 25, 2012, Quebecor Media and Québec City announced the finalization of the functional and technical program for the multipurpose arena to be built in Québec City.

•

On April 4, 2012, Archambault Group Inc. (“Archambault Group”) launched ZIK, a music streaming service that offers unlimited interactive access to more than 12 million tracks, including the largest selection of French-language music with 1.2 million titles.

•	A number of financial transactions have been concluded since the end of 2011:

•	In March 2012, Videotron issued US$800.0 million principal amount of 5% Senior Notes maturing in 2022;

•	In March 2012, Videotron redeemed all of its 6 7/8% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million;

•	In March and April 2012, Quebecor Media redeemed $260.0 million aggregate principal amount of its 7 3/4% Senior Notes maturing in March 2016 and settled the hedging contracts;

•

Quebecor Media and TVA Group Inc. (“TVA Group”) amended their bank credit facilities to extend the maturity dates to 2016 and 2017 respectively and added a new $200.0 million revolving credit facility “C” for Quebecor Media, maturing in 2016;

•	Finally, Sun Media Corporation repaid the $37.6 million balance on its term loan credit facility and cancelled all its credit facilities.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by the International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of its annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income with net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income:
Telecommunications	$303.0	$254.5
News Media	16.6	28.3
Broadcasting	(5.8)	4.6
Leisure and Entertainment	0.3	1.2
Interactive Technologies and Communications	3.0	0.9
Head Office	7.1	1.5

	324.2	291.0
Amortization	(141.3)	(120.8)
Financial expenses	(81.6)	(76.7)
Gain on valuation and translation of financial instruments	81.9	10.5
Restructuring of operations, impairment of assets and other special items	(1.1)	(9.5)
Impairment of goodwill	(14.5)	—
Loss on debt refinancing	(7.3)	(9.3)
Income taxes	(42.0)	(21.4)

Net income	$118.3	$63.8

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see “Cash Flows from Segment Operations” above), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 2 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported to the condensed consolidated financial statements.

Table 2

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Free cash flows from continuing operating activities (Table 3)	$38.6	$(34.1)
Additions to property, plant and equipment	193.2	193.8
Acquisitions of intangible assets	22.5	21.0
Proceeds from disposal of assets	(1.2)	(1.0)

Cash flows provided by operating activities	$253.1	$179.7

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable telephony and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable telephony and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2012/2011 first quarter comparison

Revenues: $1.06 billion, an increase of $73.5 million (7.4%).

•

Revenues increased in Telecommunications ($62.6 million or 10.7% of segment revenues), Broadcasting ($10.7 million or 10.0%), Interactive Technologies and Communications ($9.8 million or 36.6%), and Leisure and Entertainment ($5.7 million or 9.3%).

•	Revenues decreased in News Media ($7.0 million or -2.9%).

Operating income: $324.2 million, an increase of $33.2 million (11.4%).

•

Operating income increased in Telecommunications ($48.5 million or 19.1% of segment operating income), Interactive Technologies and Communications ($2.1 million or 233.3%) and Head Office ($5.6 million). The increase at Head Office was due to a dispute settlement.

•	Operating income decreased in News Media ($11.7 million or -41.3%), Broadcasting ($10.4 million) and Leisure and Entertainment ($0.9 million or -75.0%).

•

The change in the fair value of Quebecor Media stock options resulted in a $4.7 million unfavourable variance in the stock-based compensation charge in the first quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $1.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2012.

•

Excluding the impact of the consolidated stock-based compensation charge, the increase in operating income in the first quarter of 2012 would have been 13.5%, compared with a 5.9% decrease in the same period of 2011.

Net income attributable to shareholders: $137.2 million in the first quarter of 2012 compared with $63.5 million in the same quarter of 2011, an increase of $73.7 million.

•	The increase was due mainly to:

•	$71.4 million favourable variance in gain on valuation and translation of financial instruments;

•	$33.2 million increase in operating income;

•	$8.4 million favourable variance in the charge for restructuring of operations, impairment of assets and other special items.

Offset by:

•	$20.5 million increase in amortization charge;

•	$14.5 million goodwill impairment charge recognized in the first quarter of 2012;

•	$4.9 million increase in financial expenses.

Amortization charge: $141.3 million compared with $120.8 million in the same quarter of 2011, a $20.5 million increase essentially due to the impact of significant capital expenditures since 2010 in the Telecommunications segment, including amortization of 4G network equipment and impact of emphasis on equipment leasing in the promotional strategy.

Financial expenses: $81.6 million, an increase of $4.9 million.

•	The increase was due mainly to:

•	$3.0 million unfavourable variance related to translation of short-term monetary items;

•	impact of rebalancing fixed- and floating-rate debt on average interest rate on the debt.

Gain on valuation and translation of financial instruments: $81.9 million in the first quarter of 2012 compared with $10.5 million in the same quarter of 2011, a favourable variance of $71.4 million. The variance was mainly due to a favourable change in the fair value of early settlement options caused by interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $1.1 million in the first quarter of 2012, compared with $9.5 million in the same period of 2011, a favourable variance of $8.4 million.

•

In connection with the startup of its 4G network, the Telecommunications segment recorded a $0.2 million charge for migration costs in the first quarter of 2012, compared with $8.6 million in the first quarter of 2011.

•	A $0.5 million net charge for restructuring of operations and a $0.4 million charge for other special items were recorded in other segments in the first quarter of 2012.

•	A $0.9 million charge for impairment of intangible assets was recorded in the News Media segment in the first quarter of 2011.

Goodwill impairment charge: $14.5 million in the first quarter of 2012.

•

As a result of new tarification adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing activities will be adversely affected. Quebecor Media therefore reviewed its business plan for the sector and determined that goodwill was no longer fully recoverable. Accordingly, a $14.5 million goodwill impairment charge was recorded in the first quarter of 2012.

Loss on debt refinancing: $7.3 million in the first quarter of 2012 compared with $9.3 million in the same period of 2011.

•

In March 2012, Videotron redeemed all of its 6 7/8% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$78.5 million principal amount of its 7 3/4% Senior Notes maturing in March 2016 and settled hedging contracts. The transactions generated a total loss of $7.3 million on debt refinancing.

Income tax expense: $42.0 million in the first quarter of 2012 (effective tax rate of 26.2%) compared with $21.4 million in the same period of 2011 (effective tax rate of 25.1%).

•	The $20.6 million unfavourable variance was due primarily to the increase in income before income taxes.

Free cash flows from continuing operating activities: $38.6 million in the first quarter of 2012 compared with negative $34.1 million in the same period of 2011 (Table 3).

•	The $72.7 million increase was mainly due to:

•

$38.5 million favourable variance in net change in non-cash balances related to operations, mainly because of reduction in income tax liabilities and deferred revenues in the first quarter of 2011. The variance in deferred revenues was related to a different customer billing cycle in the Telecommunications segment;

•	$33.2 million increase in operating income;

•	$7.9 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$5.1 million increase in current income taxes;

•	$4.2 million increase in cash interest expense.

Table 3

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Cash flows from segment operations:
Telecommunications	$101.8	$61.4
News Media	11.9	20.3
Broadcasting	(11.7)	(5.1)
Leisure and Entertainment	(1.3)	(0.4)
Interactive Technologies and Communications	1.9	(0.1)
Head Office and other	7.1	1.1

	109.7	77.2
Cash interest expense[1]	(77.9)	(73.7)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(0.7)	(8.6)
Current income taxes	(5.5)	(0.4)
Other	2.5	(0.6)
Net change in non-cash balances related to operations	10.5	(28.0)

Free cash flows from continuing operating activities	$38.6	$(34.1)

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses

Table 4

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income	$324.2	$291.0
Additions to property, plant and equipment	(193.2)	(193.8)
Acquisitions of intangible assets	(22.5)	(21.0)
Proceeds from disposal of assets	1.2	1.0

Cash flows from segment operations	$109.7	$77.2

SEGMENTED ANALYSIS

Telecommunications

First quarter 2012 operating results

Revenues: $645.8 million, an increase of $62.6 million (10.7%).

•

Combined revenues from all cable television services increased $22.4 million (9.1%) to $268.0 million, due primarily to customer base growth and to higher ARPU resulting from increases in some rates, the success of high definition packages, and increased pay TV orders.

•	Revenues from Internet access services increased $23.0 million (13.7%) to $191.4 million. The improvement was mainly due to customer growth and increases in some rates.

•	Revenues from cable telephony service increased $4.4 million (4.1%) to $111.7 million, primarily as a result of customer base growth and more lines per customer.

•	Revenues from mobile telephony service increased $16.9 million (81.6%) to $37.6 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $1.8 million (11.9%) to $16.9 million, mainly because of higher revenues from network solutions and long distance.

•

Revenues from customer equipment sales decreased $4.7 million (-36.2%) to $8.3 million, mainly because of campaigns promoting television equipment leasing, partially offset by increased sales of mobile telephony equipment.

•	Revenues of Le SuperClub Vidéotron ltée decreased $0.4 million (-7.5%) to $4.9 million, mainly as a result of store closures, partially offset by an increase in miscellaneous revenues.

•	Other revenues decreased $0.6 million (-7.7%) to $7.2 million.

ARPU: $109.18 in the first quarter of 2012 compared with $99.78 in the same period of 2011, an increase of $9.40 (9.4%).

Customer statistics

Revenue generating units – As of March 31, 2012, the total number of revenue generating units stood at 4,719,800, an increase of 29,900 (0.6%) from the end of 2011, compared with an increase of 52,600 in the first quarter of 2011 (Table 5). In the 12-month period ended March 31, 2012, the number of revenue generating units increased by 353,100 (8.1%). Revenue generating units are the sum of cable television, Internet access and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services decreased by 7,500 (-0.4%) in the first quarter of 2012 (compared with a decrease of 3,000 in the same quarter of 2011) and increased by 45,400 during the 12-month period ended March 31, 2012 (Table 5). At the end of the first quarter of 2012, Videotron had 1,854,000 customers for its cable television services. The household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,666,700 homes as of the end of March 2012, compared with 2,623,200 at the end of the first quarter of 2011) was 69.5% versus 68.9% a year earlier.

•

As of March 31, 2012, the number of subscribers to the Digital TV service stood at 1,417,500, a quarterly increase of 16,700 or 1.2% (compared with a 24,100-subscriber increase in the first quarter of 2011) and a 12-month increase of 173,800 (14.0%). As of March 31, 2012, illico Digital TV had a household penetration rate of 53.2% versus 47.4% a year earlier.

•

The customer base for analog cable television services decreased by 24,200 (-5.3%) in the first quarter of 2012 (compared with a decrease of 27,100 customers in the same quarter of 2011) and by 128,400 (-22.7%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,340,500 at March 31, 2012, a quarterly increase of 8,000 (0.6%) (compared with an increase of 11,500 in the first quarter of 2011) and a 12-month increase of 76,900 (6.1%) (Table 5). At March 31, 2012, Videotron’s cable Internet access services had a household penetration rate of 50.3% versus 48.2% a year earlier.

Cable telephony service – The number of subscribers to cable telephony service stood at 1,212,500 as of March 31, 2012, a quarterly increase of 7,200 (0.6%) (compared with a 15,500-customer increase in the first quarter of 2011), and a 12-month increase of 82,700 (7.3%) (Table 5). At March 31, 2012, the cable telephony service had a household penetration rate of 45.5% versus 43.1% a year earlier.

Mobile telephony service – As of March 31, 2012, the number of subscriber connections to the mobile telephony service stood at 312,800, an increase of 22,200 (7.6%) from the end of the previous quarter (compared with an increase of 28,600 connections in the first quarter of 2011), and a 12-month increase of 148,100 (89.9%).

Table 5

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Mar. 2012	Dec. 2011	Sept. 2011	June 2011	Mar. 2011	Dec. 2010	Sept. 2010	June 2010
Cable television:
Analog	436.5	460.7	496.1	530.3	564.9	592.0	619.7	639.5
Digital	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6	1,182.3	1,142.0

	1,854.0	1,861.5	1,844.2	1,800.7	1,808.6	1,811.6	1,802.0	1,781.5
Cable Internet	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1	1,233.8	1,201.7
Cable telephony	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3	1,098.1	1,065.3
Mobile telephony[1]	312.8	290.6	258.1	210.6	164.7	136.1	95.4	87.0

Total (revenue generating units)	4,719.8	4,689.9	4,588.1	4,419.4	4,366.7	4,314.1	4,229.3	4,135.5

[1]	In thousands of subscriber connections

Operating income: $303.0 million, an increase of $48.5 million (19.1%).

•	The increase in operating income was mainly due to:

•	impact of higher revenues.

Partially offset by:

•	increases in some operating expenses, related mainly to development of the 4G network.

•

Excluding the variance in the stock-based compensation charge, the increase in the segment’s operating income in the first quarter of 2012 would have been 19.8%, compared with a 1.5% decrease in the same period of 2011.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.1% in the first quarter of 2012 compared with 56.4% in the same period of 2011.

•

The decrease was mainly due to the impact of revenue growth (as the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by the increase in operating costs due to roll-out of the 4G network.

Cash flows from segment operations: $101.8 million in the first quarter of 2012, compared with $61.4 million in the same period of 2011, an increase of $40.4 million (Table 6).

•

The increase was due to the $48.5 million increase in operating income, partially offset by a $6.3 million increase in additions to property, plant and equipment, mainly reflecting impact of emphasis on equipment leasing in the promotional strategy, and to a $2.0 million increase in acquisitions of intangible assets.

Table 6: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income	$303.0	$254.5
Additions to property, plant and equipment	(183.5)	(177.2)
Acquisitions of intangible assets	(18.9)	(16.9)
Proceeds from disposal of assets	1.2	1.0

Cash flows from segment operations	$101.8	$61.4

News Media

First quarter 2012 operating results

Revenues: $233.1 million, a decrease of $7.0 million (-2.9%).

•

Combined revenues from commercial printing and other sources increased 16.7%, mainly because of higher volume in flyer distribution; advertising revenues decreased 4.2%; circulation revenues decreased 2.8%; digital revenues decreased 20.2%.

•	Revenues decreased 5.0% at the urban dailies and 2.2% at the community newspapers.

•

Revenues decreased 41.7% at the general-interest portals, primarily because of the transfer of intercompany website development activities to the Nurun Inc. subsidiary and a decrease in digital revenues. Excluding the impact of the transfer of intercompany activities, revenues would have decreased 27.9% at the general-interest portals.

Operating income: $16.6 million, a decrease of $11.7 million (-41.3%).

•	The decrease was due primarily to:

•	impact of the revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Network;

•	$4.1 million unfavourable variance in multimedia employment tax credits.

Partially offset by:

•	$4.4 million favourable impact related to restructuring initiatives announced in November 2011.

•

Excluding the impact of the stock-based compensation charge and investments in Quebecor Media Network and Quebecor MediaPagesTM, operating income would have decreased by 20.8% in the first quarter of 2012, compared with a 13.0% decrease in the same period of 2011.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 92.9% in the first quarter of 2012, compared with 88.2% in the same period of 2011. The increase was due to the unfavourable impact of investments in Quebecor Media Network, multimedia tax credits, and the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases.

Cash flows from segment operations: $11.9 million in the first quarter of 2012 compared with $20.3 million in the same quarter of 2011 (Table 7).

•

The $8.4 million decrease was due primarily to an $11.7 million decrease in operating income and a $0.7 million increase in acquisitions of intangible assets, partially offset by a $4.0 million decrease in additions to property, plant and equipment.

Table 7: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income	$16.6	$28.3
Additions to property, plant and equipment	(1.9)	(5.9)
Acquisitions of intangible assets	(2.8)	(2.1)

Cash flows from segment operations	$11.9	$20.3

Broadcasting

First quarter 2012 operating results

Revenues: $117.8 million, an increase of $10.7 million (10.0%).

•	Revenues from television operations increased $11.6 million, mainly due to:

•	increased advertising and subscription revenues at the specialty services, partly because of the new TVA Sports and Mlle channels;

•	increased advertising revenues at the TVA Network, partly because of the popular program Star Académie;

•	higher revenues at TVA Accès.

•	Total publishing revenues decreased $1.0 million, mainly because of lower advertising and newsstand revenues.

Operating loss: $5.8 million compared with operating income of $4.6 million in the first quarter of 2011, an unfavourable variance of $10.4 million.

•	Operating income from television operations decreased $6.6 million, mainly due to:

•	operating losses at TVA Sports, SUN News and Mlle;

•	higher content costs at the TVA Network and specialty channels as a result of the programming strategy.

•

Operating income from publishing operations decreased by $3.7 million, mainly because of the impact of recognition of a $3.4 million charge related to the adoption of new rates for business contributions in 2010, 2011 and 2012 to cover costs related to waste recovery services provided by Québec municipalities, of which $2.9 million is attributable to 2010 and 2011.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 104.9% in the first quarter of 2012 compared with 95.7% in the same period of 2011. The increase in costs as a proportion of revenues was mainly due to higher operating expenses related to the specialty services launches and recognition of costs related to waste recovery services.

Cash flows from segment operations: Negative $11.7 million in the first quarter of 2012 compared with negative $5.1 million in the same period of 2011 (Table 8). The $6.6 million decrease was mainly due to the $10.4 million unfavourable variance in operating income, partially offset by a $3.8 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets.

Table 8: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
(Loss) operating income	$(5.8)	$4.6
Additions to property, plant and equipment	(5.3)	(8.9)
Acquisitions of intangible assets	(0.6)	(0.8)

Cash flows from segment operations	$(11.7)	$(5.1)

Leisure and Entertainment

First quarter 2012 operating results

Revenues: $67.1 million, an increase of $5.7 million (9.3%) compared with the first quarter of 2011.

•	Archambault Group’s revenues increased 11.8%, primarily because of:

•

61.9% increase in distribution revenues due mainly to new intercompany DVD and Blu-ray distribution activities that began in June 2011 and a 12.9% increase in the revenues of Distribution Select, mainly reflecting the success of the Adele and Star Académie albums.

Partially offset by:

•	5.6% decrease in retail sales due to lower sales of videos, music, video games and books than in the first quarter of 2011, which included the week of Boxing Day sales.

•

The Book Division’s revenues decreased by 1.5%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Québec, partially offset by higher distribution revenues.

Operating income: $0.3 million compared with $1.2 million in the first quarter of 2011. The $0.9 million unfavourable variance was due primarily to the impact of lower revenues and to decreases in some gross margins in the Book Division.

Cash flows from segment operations: Negative $1.3 million in the first quarter of 2012 compared with negative $0.4 million in the same period of 2011 (Table 9).

•	The $0.9 million unfavourable variance was caused by the decrease in operating income.

Table 9: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income	$0.3	$1.2
Additions to property, plant and equipment	(0.9)	(0.4)
Acquisitions of intangible assets	(0.7)	(1.2)

Cash flows from segment operations	$(1.3)	$(0.4)

Interactive Technologies and Communications

First quarter 2012 operating results

Revenues: $36.6 million, an increase of $9.8 million (36.6%).

•	The increase was due mainly to:

•	higher volume from customers in Canada (generated by, among other things, the transfer of intercompany technological activities from the News Media segment);

•	impact of acquisition of a digital communications agency in the United States in the third quarter of 2011;

•	higher volumes in Europe and from government customers.

Operating income: $3.0 million compared with $0.9 million in the first quarter of 2011. The $2.1 million increase was mainly due to the impact of the revenue increase.

Cash flows from segment operations: $1.9 million in the first quarter of 2012 compared with negative cash flows of $0.1 million in the same period of 2011 (Table 10).

•	The $2.0 million improvement was due primarily to the increase in operating income.

Table 10: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Operating income	$3.0	$0.9
Additions to property, plant and equipment	(1.1)	(1.0)

Cash flows from segment operations	$1.9	$(0.1)

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Cash flows provided by operating activities: $253.1 million in the first quarter of 2012 compared with $179.7 million in the same period of 2011.

•	The $73.4 million increase was mainly due to:

•

$38.5 million favourable variance in net change in non-cash balances related to operations, mainly because of reduction in income tax liabilities and deferred revenues in the first quarter of 2011. The variance in deferred revenues was related to a different customer billing cycle in the Telecommunications segment;

•	$33.2 million increase in operating income;

•	$7.9 million decrease in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Partially offset by:

•	$5.1 million increase in current income taxes;

•	$4.2 million increase in cash interest expense.

Working capital: Negative $85.0 million at March 31, 2012, compared with negative $71.8 million at December 31, 2011. The difference mainly reflects the recognition under current liabilities of Quebecor Media Senior Notes paid down in April 2012 and Quebecor Media credit facilities maturing in January 2013, partially offset by impact of increase in cash and cash equivalents.

Investing activities

Additions to property, plant and equipment: $193.2 million in the first quarter of 2012 compared with $193.8 million in the same period of 2011.

Acquisitions of intangible assets: $22.5 million in the first quarter of 2012 compared with $21.0 million in the same period of 2011.

Business acquisitions: $45.1 million in the first quarter of 2011, mainly reflecting the acquisition of community newspapers in the News Media segment.

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $140.0 million increase in the first three months of 2012; $1.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt increased in the first quarter of 2012 for the following reason:

•

issuance by Videotron on March 14, 2012 of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear 5.0% interest and mature on July 15, 2022.

•	Summary of debt reductions during the same period:

•	repayment by Videotron in March 2012 of all of its 6 7/8% Senior Notes, maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	repayment by Quebecor Media in March 2012 of US$78.5 million principal amount of its 7 3/4% Senior Notes maturing in March 2016;

•	$79.4 million decrease in debt due to favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•

estimated $56.8 million favourable impact of exchange rate fluctuations. Any decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	repayment of the $37.6 million balance on Sun Media Corporation’s term credit facility at February 3, 2012 and cancellation of the facility;

•	current payments totalling $6.3 million on Quebecor Media’s credit facilities and other debt.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $281.7 million at March 31, 2012, compared with a net liability of $280.5 million at December 31, 2011, an unfavourable net variance of $1.2 million due to:

•	unfavourable impact of exchange rate fluctuations.

Offset by:

•	settlement of hedges by Quebecor Media following repayment of the 7 3/4% Senior Notes maturing in 2016;

•	favourable impact of interest rate trends in Canada compared with the United States.

•	In April 2012, Quebecor Media repaid and withdrew US$181.5 million principal amount of its 7 3/4% Senior Notes maturing in March 2016 for a total cash consideration of $179.7 million.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

Financial Position at March 31, 2012

Net available liquidity: $1.26 billion for the Corporation and its wholly owned subsidiaries, consisting of $383.0 million in cash and $875.0 million in available unused lines of credit.

Consolidated debt: $3.84 billion at March 31, 2012, a $140.0 million increase; $1.2 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.15 billion debt ($1.86 billion at December 31, 2011), TVA Group’s $97.4 million debt ($96.4 million at December 31, 2011), and Quebecor Media’s $1.59 billion debt ($1.71 billion at December 31, 2011). Sun Media Corporation’s debt was redeemed in full during the first quarter of 2012 ($37.4 million at December 31, 2011).

As at March 31, 2012, minimum principal payments on long-term debt in the coming years are as follows:

Table 11

Minimum principal payments on Quebecor Media’s long-term debt

12-month period ending March 31

(in millions of Canadian dollars)

2013	$361.0
2014	21.3
2015	96.3
2016	1,128.5
2017	33.7
2018 and thereafter	2,444.6

Total	$4,085.4

The weighted average term of Quebecor Media’s consolidated debt was approximately 6.1 years as of March 31, 2012 (5.1 years as of December 31, 2011). The debt consists of approximately 83.7 % fixed rate debt (84.7 % as of December 31, 2011) and 16.3 % floating rate debt (15.3 % as of December 31, 2011).

Management of the Corporation believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions, and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At March 31, 2012, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On March 14, 2012, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on March 15, 2012.

•	On May 8, 2012, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on May 9, 2012.

Analysis of consolidated balance sheet as at March 31, 2012

Table 12

Consolidated balance sheet of Quebecor Media

Analysis of main variances between March 31, 2012 and December 31, 2011

(in millions of Canadian dollars)

	Mar. 31, 2012	Dec. 31, 2011	Difference	Main reason for difference
Assets
Cash and cash equivalents	$388.8	$146.4	$242.4	Impact of issuance of debt by Videotron
Accounts receivable	561.4	602.6	(41.2)	Impact of current variances in activity
Property, plant and equipment	3,180.5	3,156.0	24.5	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Goodwill	3,528.8	3,543.8	(15.0)	Partial write-down of goodwill in TVA Group’s publishing sector
Liabilities

Accounts payable and accrued charges	682.3	764.9	(82.6)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	3,841.9	3,701.9	140.0	See “Financing activities” above
Derivative financial instruments[1]	281.7	280.5	1.2	See “Financing activities” above
Net future tax liabilities[2]	549.5	514.1	35.4	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Current and long-term liabilities less long-term assets
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At March 31, 2012, material contractual obligations of operating activities included capital and interest payments on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 13 below shows a summary of these contractual obligations.

Table 13

Contractual obligations of Quebecor Media as of March 31, 2012

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$4,085.4	$361.0	$117.6	$1,162.2	$2,444.6
Interest payments[2]	1,902.2	212.7	573.5	494.9	621.1
Operating leases	400.4	67.4	87.6	57.5	187.9
Additions to property, plant and equipment and other commitments	142.2	62.1	41.2	38.9	—
Derivative financial instruments[3]	311.3	26.0	119.8	75.6	89.9

Total contractual obligations	$6,841.5	$729.2	$939.7	$1,829.1	$3,343.5

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt based on interest rates; hedged interest rates and hedged foreign exchange rates as of March 31, 2012.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

As at March 31, 2012, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. It has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems, mobile handsets and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at March 31, 2012 is shown in Table 14.

Table 14

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2012		December 31, 2011
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(4,085.4)	$(4,275.5)	$(3,848.1)	$(4,002.2)
Derivative financial instruments:
Early settlement options	202.1	202.1	138.0	138.0
Interest rate swaps	(0.7)	(0.7)	(0.9)	(0.9)
Foreign exchange forward contracts	0.6	0.6	3.2	3.2
Cross-currency interest rate swaps	(281.6)	(281.6)	(282.8)	(282.8)

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Losses (gains) on valuation and translation of financial instruments for the first quarter of 2012 are summarized in Table 15.

Table 15

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2012	2011
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(82.0)	$(10.1)
Loss (gain) on ineffective portion of fair value hedges	0.1	(0.4)

	$(81.9)	$(10.5)

An $18.9 million gain was recorded under “Other comprehensive income” in the first quarter of 2012 in relation to cash flow hedging relationships ($0.8 million in the first quarter of 2011).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated companies in the amount of $4.2 million ($2.9 million in the same period of 2011), which is included in cost of sales and selling and administrative expenses. The Corporation and its subsidiaries made sales to affiliated companies in the amount of $0.9 million ($0.9 million in the first quarter of 2011). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the first quarter of 2012, the Corporation received an amount of $0.4 million, which is included as a reduction in cost of sales, selling and administrative expenses ($0.5 million in the first quarter of 2011), and incurred management fees of $0.3 million ($0.3 million in the first quarter of 2011) with the Corporation’s shareholders.

Cautionary Statement regarding Forward-Looking Statements

This quarterly report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and some of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to successfully continue developing its 4G network and facilities-based mobile offering;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s products;

•

unanticipated higher capital spending required for developing its network or to continue the development of competitive alternative technologies or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its News Media operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that affect a portion of Quebecor Media’s interest-payment requirements on long-term debt.

The Corporation cautions the investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, under the section “Item 3. Key Information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises the investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2012	2011
Revenues	2
Telecommunications		$645.8	$583.2
News Media		233.1	240.1
Broadcasting		117.8	107.1
Leisure and Entertainment		67.1	61.4
Interactive Technologies and Communications		36.6	26.8
Inter-segment		(36.4)	(28.1)

		1,064.0	990.5

Cost of sales, selling and administrative expenses	3	739.8	699.5
Amortization		141.3	120.8
Financial expenses	4	81.6	76.7
Gain on valuation and translation of financial instruments	5	(81.9)	(10.5)
Restructuring of operations, impairment of assets and other special items	6	1.1	9.5
Impairment of goodwill	7	14.5	—
Loss on debt refinancing	8	7.3	9.3

Income before income taxes		160.3	85.2
Income taxes:
Current		5.5	0.4
Deferred		36.5	21.0

		42.0	21.4

Net income		$118.3	$63.8

Net income attributable to:
Shareholders		$137.2	$63.5
Non-controlling interests		(18.9)	0.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2012	2011
Net income		$118.3	$63.8

Other comprehensive income :
(Loss) gain on translation of net investments in foreign operations		(0.4)	0.5
Cash flow hedges:
Gain on valuation of derivative financial instruments		18.9	0.8
Deferred income taxes		2.3	2.2
Defined benefit plans:
Net change in asset limit or in minimum funding liability		—	(0.1)
Reclassification to income:	8
Other comprehensive income related to cash flow hedges		(3.3)	—
Deferred income taxes		(1.2)	—

		16.3	3.4

Comprehensive income		$134.6	$67.2

Attributable to:
Shareholders		$153.5	$66.9
Non-controlling interests		(18.9)	0.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2012	2011

Net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill, loss on debt refinancing and income taxes

Telecommunications	$303.0	$254.5
News Media	16.6	28.3
Broadcasting	(5.8)	4.6
Leisure and Entertainment	0.3	1.2
Interactive Technologies and Communications	3.0	0.9
Head Office	7.1	1.5

	$324.2	$291.0

Amortization
Telecommunications	$117.4	$100.3
News Media	14.5	13.0
Broadcasting	5.3	4.1
Leisure and Entertainment	2.5	2.3
Interactive Technologies and Communications	1.4	0.8
Head Office	0.2	0.3

	$141.3	$120.8

Additions to property, plant and equipment
Telecommunications	$183.5	$177.2
News Media	1.9	5.9
Broadcasting	5.3	8.9
Leisure and Entertainment	0.9	0.4
Interactive Technologies and Communications	1.1	1.0
Head Office	0.5	0.4

	$193.2	$193.8

Additions to intangible assets
Telecommunications	$18.9	$16.9
News Media	2.8	2.1
Broadcasting	0.6	0.8
Leisure and Entertainment	0.7	1.2
Inter-segment	(0.5)	—

	$22.5	$21.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income
	(note 9)			(note 11)
Balance as of December 31, 2010	$1,752.4	$3,176.6	$(2,270.2)	$24.6	$131.8	$2,815.2
Net income	—	—	63.5	—	0.3	63.8
Other comprehensive income	—	—	(0.1)	3.5	—	3.4
Dividends	—	—	(25.0)	—	(0.6)	(25.6)

Balance as of March 31, 2011	1,752.4	3,176.6	(2,231.8)	28.1	131.5	2,856.8
Net income	—	—	310.5	—	12.5	323.0
Other comprehensive loss	—	—	(58.7)	(12.8)	(8.2)	(79.7)
Issuance of shares to a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(75.0)	—	(0.6)	(75.6)

Balance as of December 31, 2011	1,752.4	3,176.6	(2,055.0)	15.3	136.2	3,025.5
Net income	—	—	137.2	—	(18.9)	118.3
Other comprehensive income	—	—	—	16.3	—	16.3
Dividends	—	—	(25.0)	—	—	(25.0)

Balance as of March 31, 2012	$1,752.4	$3,176.6	$(1,942.8)	$31.6	$117.3	$3,135.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended March 31
	Note	2012	2011
Cash flows related to operating activities
Net income		$118.3	$63.8
Adjustments for:
Amortization of property, plant and equipment		108.2	92.3
Amortization of intangible assets		33.1	28.5
Gain on valuation and translation of financial instruments	5	(81.9)	(10.5)
Impairment of goodwill	7	14.5	—
Loss on debt refinancing	8	7.3	9.3
Amortization of financing costs and long-term debt discount	4	3.7	3.0
Deferred income taxes		36.5	21.0
Other		2.9	0.3

		242.6	207.7
Net change in non-cash balances related to operating activities		10.5	(28.0)

Cash flows provided by operating activities		253.1	179.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents		—	(45.1)
Additions to property, plant and equipment		(193.2)	(193.8)
Additions to intangible assets		(22.5)	(21.0)
Other		1.2	0.2

Cash flows used in investing activities		(214.5)	(259.7)

Cash flows related to financing activities
Net change in bank indebtedness		(3.7)	(3.8)
Net change under revolving credit facilities		3.3	(0.3)
Issuance of long-term debt, net of financing fees	8	787.6	319.9
Repayment of long-term debt	8	(517.9)	(224.7)
Settlement of hedging contracts	8	(40.5)	(105.4)
Dividends		(25.0)	(25.0)

Cash flows provided by (used in) financing activities		203.8	(39.3)

Net change in cash and cash equivalents		242.4	(119.3)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		—	0.2
Cash and cash equivalents at beginning of period		146.4	242.7

Cash and cash equivalents at end of period		$388.8	$123.6

Cash and cash equivalents consist of
Cash		$11.6	$25.3
Cash equivalents		377.2	98.3

		$388.8	$123.6

Interest and taxes reflected as operating activities
Cash interest payments		$21.4	$29.9
Cash income tax payments (net of refunds)		5.1	13.9

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	March 31 2012	December 31 2011
Assets

Current assets
Cash and cash equivalents		$388.8	$146.4
Accounts receivable		561.4	602.6
Income taxes		30.1	29.0
Amounts receivable from the parent company		7.4	17.4
Inventories		278.7	283.6
Prepaid expenses		46.5	30.5

		1,312.9	1,109.5

Non-current assets
Property, plant and equipment		3,180.5	3,156.0
Intangible assets		1,022.1	1,041.0
Goodwill	7	3,528.8	3,543.8
Derivative financial instruments		27.2	34.9
Deferred income taxes		26.5	20.6
Other assets		96.4	92.9

		7,881.5	7,889.2

Total assets		$9,194.4	$8,998.7

Liabilities and equity

Current liabilities
Bank indebtedness		$0.3	$4.0
Accounts payable and accrued charges		682.3	764.9
Provisions		26.0	33.7
Deferred revenue		295.9	295.7
Income taxes		4.5	2.7
Derivative financial instruments		27.9	—
Current portion of long-term debt	8	361.0	80.3

		1,397.9	1,181.3

Non-current liabilities
Long-term debt	8	3,480.6	3,617.6
Derivative financial instruments		281.0	315.4
Other liabilities		323.8	324.2
Deferred income taxes		576.0	534.7

		4,661.4	4,791.9
Equity
Capital stock	9	1,752.4	1,752.4
Contributed surplus		3,176.6	3,176.6
Deficit		(1,942.8)	(2,055.0)
Accumulated other comprehensive income	11	31.6	15.3

Equity attributable to shareholders		3,017.8	2,889.3
Non-controlling interests		117.3	136.2

		3,135.1	3,025.5
Subsequent events	12

Total liabilities and equity		$9,194.4	$8,998.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or “the parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music, music streaming service and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2011 annual consolidated financial statements, which contain a description of the same accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Inc. on May 8, 2012.

Comparative figures for the three-month period ended March 31, 2011 have been restated to conform to the presentation adopted for the three-month period ended March 31, 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended March 31
	2012	2011
Services rendered	$929.1	$842.9
Product sales	134.9	147.6

	$1,064.0	$990.5

3.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	Three months ended March 31
	2012	2011
Employee costs	$305.3	$272.2
Royalties, rights and creation costs	174.7	152.5
Cost of retail products	66.4	81.0
Marketing, circulation and distribution expenses	49.8	52.9
Service and printing contracts	53.4	43.6
Paper, ink and printing supplies	28.1	25.2
Other	92.4	100.6

	770.1	728.0
Employee costs capitalized to property, plant and equipment and intangible assets	(30.3)	(28.5)

	$739.8	$699.5

4.	FINANCIAL EXPENSES

	Three months ended March 31
	2012	2011
Interest on long-term debt	$76.4	$75.6
Amortization of financing costs and long-term debt discount	3.7	3.0
Loss (gain) on foreign currency translation on short-term monetary items	2.0	(1.0)
Other	(0.5)	(0.9)

	$81.6	$76.7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2012	2011
Gain on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(82.0)	$(10.1)
Loss (gain) on the ineffective portion of fair value hedges	0.1	(0.4)

	$(81.9)	$(10.5)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

Since the launch of its new advanced mobile network, Videotron Ltd. (“Videotron”) has been incurring costs for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its mobile network. A charge of $0.2 million was recorded in the first quarter of 2012 ($8.6 million in 2011).

News Media

An impairment charge of $0.9 million related to intangible assets was recorded in the first quarter of 2011.

Other segments

In the first quarter of 2012, other segments recorded restructuring costs of $0.5 million (none in 2011) and a charge for other special items of $0.4 million (none in 2011).

7.	IMPAIRMENT OF GOODWILL

As a result of new tarification adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing activities will be adversely affected. Accordingly, the Corporation reviewed its business plan for these activities and performed an impairment test on the Publishing cash generating unit (“CGU”) included in the Broadcasting segment. The Corporation concluded that the recoverable amount based on value in use was less than the carrying amount of the Publishing CGU and a goodwill impairment charge of $14.5 million was recorded during the first quarter of 2012. The Corporation used a pre-tax discount rate of 16.26% (15.89% as of April 1, 2011) and a perpetual growth rate of 1.0% (1.0% as of April 1, 2011) to calculate the recoverable amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT

On January 25, 2012, the Corporation amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and to add a new revolving credit facility “C” of $200.0 million, also maturing in January 2016.

On February 3, 2012, Sun Media Corporation repaid the balance of $37.6 million on its term loan credit facility and terminated its credit facilities.

On February 24, 2012, TVA Group Inc. (“TVA Group”) amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for a net proceeds of approximately $787.6 million, net of financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a cash consideration of $394.1 million.

On March 16, 2012, Quebecor Media redeemed US$78.5 million in aggregate principal amount of its 7.75% Senior Notes due March 2016 for a cash consideration of $80.1 million and settled hedging contracts for a cash consideration of $40.5 million.

In March 2012, Quebecor Media also issued notices of redemption for US$181.5 million in aggregate principal amount of its 7.75% Senior Notes due March 15, 2016. Accordingly, this aggregate principal amount of Senior Notes was reclassified in the current portion of long-term debt as of March 31, 2012. The redemption occurred in April 2012 and the redemption price was 102.583% of the principal amount of the notes redeemed (note 12).

These refinancing transactions resulted in a total loss of $7.3 million (before income taxes) during the first quarter 2012.

Components of the long-term debt are as follows:

	March 31, 2012	December 31, 2011
Long-term debt	$4,085.4	$3,848.1
Change in fair value related to hedged interest rate risks	(0.7)	15.5
Adjustment related to embedded derivatives	(189.7)	(120.0)
Financing fees, net of amortization	(53.4)	(45.7)

	3,841.6	3,697.9
Less current portion	(361.0)	(80.3)

	$3,480.6	$3,617.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2011 and March 31, 2012	123,602,807	$1,752.4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the three-month period ended March 31, 2012:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2011	356,957	$26.99
Granted	49,447	36.86
Exercised	(185,876)	27.65

As of March 31, 2012	220,528	$28.66

Vested options as of March 31, 2012	16,049	$35.09

Quebecor Media
As of December 31, 2011	2,768,712	$43.85
Exercised	(64,283)	41.93
Cancelled	(20,800)	46.87

As of March 31, 2012	2,683,629	$43.87

Vested options as of March 31, 2012	984,131	$44.89

TVA Group
As of December 31, 2011	833,610	$16.35
Cancelled	(14,189)	16.84

As of March 31, 2012	819,421	$16.34

Vested options as of March 31, 2012	706,077	$16.58

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of March 31, 2012, 439,287 units were outstanding under this plan at an average exercise price of $31.97 (288,649 units were outstanding at an average exercise price of $31.33 as of December 31, 2011).

During the three-month period ended March 31, 2012, 185,876 stock options of Quebecor were exercised for a cash consideration of $1.6 million (none in 2011) and 64,283 stock options of Quebecor Media were exercised for a cash consideration of $0.5 million (235,093 stock options for $2.0 million in 2011).

For the three-month period ended March 31, 2012, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $5.7 million (net reversal of $0.3 million of the charge in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Translation of net investments in foreign operations	Cash flow hedges	Total
Balance as of December 31, 2010	$(2.9)	$27.5	$24.6
Other comprehensive income	0.5	3.0	3.5

Balance as of March 31, 2011	(2.4)	30.5	28.1
Other comprehensive loss	1.1	(13.9)	(12.8)

Balance as of December 31, 2011	(1.3)	16.6	15.3
Other comprehensive income	(0.4)	16.7	16.3

Balance as of March 31, 2012	$(1.7)	$33.3	$31.6

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 10-year period.

12.	SUBSEQUENT EVENT

In April 2012, Quebecor Media redeemed US$181.5 million in an aggregate principal amount of its 7.75% Senior Notes due March 2016 for a total cash consideration of $179.7 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Chief Financial Officer

Date: May 16, 2012